Super Group Provides Full-Year Business Update; Board Approves Special Cash Dividend

New York, NY – January 21, 2026 – Super Group (SGHC) Limited (NYSE: SGHC) ) (the “Group” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today provided a business update for the fourth quarter and full-year 2025, and announced a special dividend.
Super Group delivered another year of solid growth. Casino continued to perform exceptionally well, providing a stable foundation for overall profitability. While customer-friendly outcomes on the sports side led to lower hold in December (lowest level since October 2023), the Group’s broader metrics remained excellent: monthly active customers and customer deposits reached record highs in the fourth quarter. This sustained growth underscores the underlying health of the business.
The Group expects both full-year revenue and Adjusted EBITDA to land within the previously stated guidance ranges of $2.17 to $2.27 billion and $555 to $565 million respectively. Core business drivers remain strong, and the Group expects healthy growth to continue in 2026. Given the strength of the balance sheet and robust cash generation, coupled with expectations for 2026, Super Group’s Board of Directors has declared a special cash dividend of $0.25 per ordinary share. This dividend is payable on February 9, 2026 to shareholders of record as of the close of business on February 2, 2026.
Neal Menashe, Chief Executive Officer, stated: “We are very pleased with our performance this year. Casino outperformed, while sports wagers, deposits and monthly active customers all reached record highs. Customer-friendly results reduced sports hold late in the fourth quarter, yet our operating model remains very strong. Today’s dividend reflects that strength and our confidence in the durability of the business. With a deep product pipeline and continued operating discipline, we are entering 2026 positioned to grow and keep compounding long-term value for shareholders.”
About Super Group
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, North America and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling agile operation and execution in a diverse range of markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group was placed at number 5 in the latest EGR Power 50 rankings. For more information, visit www.supergroup.com.
Preliminary Financial Results
The financial results included in this press release are preliminary, have not been audited and are subject to change upon completion of the audit of Super Group’s financial statements for the year ended December 31, 2025. As a result, these preliminary results may be different from the actual results that will be reflected in Super Group’s consolidated financial statements to be included as part of Super Group’s Annual Report on Form 20-F for the year ended December 31, 2025 to be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”, hereafter “IFRS”).
Adjusted EBITDA is a non-GAAP company-specific performance measure that Super Group uses to supplement the Group’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense/credit. Adjusted EBITDA is EBITDA adjusted for RSU expense, change in fair value of options, unrealized foreign exchange, gain on disposal of business, impairment of assets, US sportsbook closure, market closure and other adjustments. Adjusted EBITDA, ex-US is Adjusted EBITDA relating to the rest the group, excluding Digital Gaming Corporation ('DGC'). Adjusted EBITDA, US is Adjusted EBITDA relating to the DGC.
Super Group believes that these non-GAAP measures are useful in evaluating the Group’s operating performance as they are similar to measures reported by the Group’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that it excludes significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to those under the heading “Risk Factors” in Super Group’s Annual Report on Form 20-F filed with the SEC on April 25, 2024, and in Super Group’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

Contacts:
Investors: investors@sghc.com
Media: media@sghc.com

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